

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2016

Via E-Mail

Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP
Unit 1303, Tower 1, China Central Place
No. 81 Jianguo Road
Beijing 100025, PRC

> **Re:** **Jinpan International Limited**
> **Schedule 13E-3**
> **Filed February 8, 2016 by Jinpan International Limited, FNOF E&M Investment Limited, Silkwings Limited, Zhiyuan Li, Yuqing Jing, Forebright Smart Connection Technology Limited, Smart Anchor Holdings Limited, Forebright New Opportunities Fund, L.P., and FNOF GP Limited**
> **File No. 005-53725**

Dear Ms. Xue:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3
Introduction

1. Revise or delete the disclaimer in the last paragraph of this section that the filing of the Schedule 13E-3 shall not be construed as an admission that any filing person is an affiliate of the company within the meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to the company.

Proxy Statement

Special Factors

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors, page 25

2.   Revise the third paragraph on page 30 to explain why you believe that the company's liquidation value is significantly less than its going concern value.

3.   We note that the special committee and the board adopted Duff & Phelps's analysis as their own. Please revise your disclosure address how any filing person relying on the Duff & Phelps opinion was able to reach the fairness determination as to unaffiliated stockholders given that the opinion addresses fairness with respect to holders of shares "other than Excluded Shares," rather than all unaffiliated stockholders.

Position of the Buyer Group as the Fairness of the Merger, page 31

4.   Your inclusion of the members of the Buyer group as filing persons indicates your conclusion that these persons are affiliates of the company for purposes of Rule 13e-3. Thus, please revise your disclosure (here and on page 41), currently stating that the members of the Buyer Group "may be deemed" affiliates of the company, to remove doubt from this conclusion.

Certain Financial Projections, page 33

5.   We note in the Background section that on November 2, 2015 the company discussed financial projections it had provided to Duff & Phelps and that on November 19, 2015 it provided a revised Business Plan to Duff & Phelps. Please revise this section to identify which set of projections you have disclosed and to include the remaining set of projections. Also, please ensure that you disclose the complete projections, instead of a summary of them, as indicated on page 34, above the table.

6.   Please revise to describe the "numerous assumptions and estimates as to future events," if material, made by your management that underlie your financial projections.

7.   We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Opinion of the Special Committee's Financial Advisor, page 34

8.   We note your disclosure on page 22 that Duff & Phelps provided a preliminary financial analysis to the special committee on December 20, 2015. Provide the disclosure required by Item 1015(b)(6) of Regulation M-A with respect to that presentation and file it as an exhibit to the Schedule 13E-3, as required by Item 1016(c) of Regulation M-A.

9.   Please revise to disclose the data underlying the results described in each analysis and **to show how that information resulted in the multiples/values disclosed**. For example, disclose (i) the enterprise values, LTM revenues, EBIT and EBITDA estimates and LTM and LTM revenues information for each comparable company that is the basis for the multiples disclosed on page 39 with respect to the Selected Publicly Traded Comparable companies, and (ii) the transaction data from each transaction that resulted in the multiples disclosed on page 40 with respect to the Selected Merger & Acquisition Transaction analysis.

Fees and Expenses, page 43

10.   Please revise to provide a description of any material relationship with Duff & Phelps in the past two years, as required by Item 1015(b)(4) of Regulation M-A. Disclose the compensation paid to the firm in connection with its work in 2014.

Interests of Certain Persons in the Merger, page 49

11.   Please disclose the proceeds to be received by each of your officers and directors for their securities in the company.

Annex D

12.   Please disclose the information required by General Instruction C to Schedule 13E-3 with respect to FNOF GP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

•   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions